--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

INTEGRITY MUTUAL FUNDS, INC.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

628945 10 7

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

November 15, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

684,000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

0

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

585,000

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.33

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 628945 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

500,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

500,000

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10

SHARED DISPOSITIVE POWER

1,269,000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,769,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.09%

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14

TYPE OF REPORTING PERSON*

IN

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Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Integrity Mutual Funds, Inc.  The address of Issuer’s principal officers is One North Main, Minot, ND 58703.

Item 2.

Identity and Background

This Statement is filed on behalf of all persons and entities and participants of Ancora Capital, Inc., an entity incorporated under the laws of the State of Ohio (“Ancora Capital”), Ancora Advisors, LLC, an entity incorporated under the laws of the State of Nevada (“Ancora Advisors”), and Richard Barone, an individual (hereinafter “Mr. Barone”).

Ancora Securities, Inc., the main subsidiary of Ancora Capital is a Nevada corporation (“Ancora Securities”), registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").  Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

Ancora Advisors is an investment advisor registered with the SEC. Ancora Advisors has the power to dispose of the shares owned by the investment clients for which it acts as an advisor, including the Ancora Mutual Funds, which include the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, and Ancora Bancshares (together, the “Ancora Mutual Funds”), all of which are registered under the Investment Company Act of 1940. Ancora Advisors disclaims beneficial ownership of such shares owned by the Ancora Mutual Funds except to the extent of its pecuniary interest therein. Ancora Advisors also has the power to dispose of the shares owned by Merlin Partners, L.P. a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies, for which Ancora Advisors acts as its General Partner. Ancora Advisors disclaims beneficial ownership of such Shares owned by Merlin Partners, L.P. except to the extent of its pecuniary interest therein. Ancora Advisors’ principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

Mr. Barone is the controlling shareholder of Ancora Capital and Ancora Advisors; principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Mr. Barone’s principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

The aforementioned persons and entities are collectively referred to herein as the “Reporting Persons”.

Mr. Barone, Ancora Capital, Ancora Advisors, Ancora Securities and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors and Mr. Barone.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities and Mr. Barone.

Mr. Barone has accumulated Shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such Shares are from such accounts. Additionally, Mr. Barone has used personal funds to acquire Shares for his personal account.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of November 11, 2005, and the percentage of the Shares outstanding represented by such ownership (based on 13,518,543 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

684,000

5.06%

Richard Barone(2)

500,000

3.70%

Managed Accounts(3)

585,000

4.33%

Total(4)

1,769,000

13.09%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 585,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(4) Mr. Barone owns 500,000 shares directly but, by virtue of his position as the controlling shareholder of Ancora Capital Inc; an individual investor; and portfolio manager for privately managed accounts for the Remaining Clients, he may be deemed to beneficially own 1,769,000 Shares.  Mr. Barone disclaims beneficial ownership of 1,269,000 such shares.

In addition to the above, Mr. Barone and clients of Ancora Securities and Ancora Advisors own $1,525,000 worth of Series A preferred stock. These shares are convertible into 3,050,000 shares at a price of $0.50 per share and pay a 6% dividend annually. Mr. Barone owns 500,000 shares. These preferred shares are non-voting shares. Additionally, Ancora Capital owns 600,000 warrants at a strike price of $0.60. The warrants are exercisable into non-voting shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer, except that Ancora Advisors has entered into a subadvisor agreement with the Issuer whereby Ancora Advisors provides subadvisory services to the Integrity Equity Fund. Mr. Barone acts as Portfolio Manager to the Integrity Equity Fund.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, and Richard Barone, dated November 11, 2005.

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

November 15, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

                 INTEGRITY MUTUAL FUNDS, INC. (IMFD)

                      SECURITY CROSS REFERENCE

Date                                                     Unit

Bought                         Quantity                  Cost

---------                     ----------                ------

 N/A

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 15, 2005 (including amendments thereto) with respect to the Common Stock of Integrity Mutual Funds, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

November 15, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE